UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                          Interface Systems, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, no par value
        ------------------------------------------------------------
                      (Title of Class and Securities)


                                 458667102
        ------------------------------------------------------------
                               (CUSIP Number)


                          Bernard J. Cassidy, Esq.
                       General Counsel and Secretary
                      Tumbleweed Communications Corp.
                             700 Saginaw Drive
                           Redwood City, CA 94063
                               (650) 216-2000

                              with a copy to:
                           Gregory C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                      525 University Avenue, Suite 220
                            Palo Alto, CA 94301
                               (650) 470-4500
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               June 28, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No. 458667102
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Tumbleweed Communications Corp.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

               WC, 00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      1,255,004 (1)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0 (1)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       1,255,004 (1)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          0 (1)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,255,004 (1)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               Approximately 21%(2)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

               CO
     -------------------------------------------------------------------


(1) The shares of common stock of the Issuer covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person on June 28, 2000, and upon conversion of a note sold to the Reporting Person on June 28, 2000. These items are described in Items 3, 4 and 5 of this report.

(2) After giving effect to the exercise of the option and conversion of the notes as described herein.




               ITEM 1.       SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock, no par value per share (the "Interface Common Stock"), of Interface Systems, Inc., a Michigan corporation ("Interface" or the "Company"). The principal executive offices of Interface are located at 5855 Interface Drive, Ann Arbor, MI, 48103.

               ITEM 2.       IDENTITY AND BACKGROUND.

               (a) - (c) and (f)

               This Schedule 13D is being filed by Tumbleweed Communications Corp., a Delaware corporation ("Tumbleweed" or the "Registrant"). The principal business of Tumbleweed is secure electronic communications. The principal executive offices of Tumbleweed are located at 700 Saginaw Drive, Redwood City, California, 94063. Certain information concerning the executive officers and directors of Tumbleweed is set forth in Schedule A hereto and is incorporated herein by this reference.

               (d) and (e)

               Neither Tumbleweed nor, to the knowledge of Tumbleweed as of the date hereof, any of its executive officers or directors has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Registrant acquired an option (the "Option") to purchase 939,215 shares of Interface Common Stock pursuant to a Stock Option Agreement, dated June 28, 2000, between Interface and the Registrant (the "Option Agreement"). Pursuant to the Option, the Registrant has the right, upon the occurrence of certain events specified in Section 2 of the Option Agreement, to purchase 19.9% of the Interface Common Stock (or such greater number of shares of Interface Common Stock equal to 19.9% of the then outstanding shares of Interface Common Stock) for $13.33 per share, subject to certain customary anti-dilution adjustments. Notwithstanding any other provisions of the Option Agreement, the Total Profit (as defined in the Option Agreement) that the Registrant may realize from the Option and pursuant to the termination fee under the Merger Agreement may not exceed the aggregate amount of fees and expenses payable to the Registrant under the provisions of Section 7.2(b) of the Merger Agreement (as defined below). Upon the occurrence of certain events specified in the Option Agreement, the Registrant may require Interface to repurchase the Option. In addition, the Option Agreement grants certain registration rights to the Registrant with respect to any shares of Interface Common Stock acquired pursuant to the Option. The Option Agreement is attached to this Schedule 13D as Exhibit 2.1(B) and is incorporated herein by reference. The foregoing description of terms of the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement.

        It is anticipated that, should the Option become exercisable and should the Registrant determine to exercise the Option, the Registrant would obtain the funds therefor from working capital or by borrowing from parties whose identity is not yet known.

        In connection with the Merger (as defined below), the Registrant also agreed to purchase an aggregate of $3,000,000 of Convertible Subordinated Promissory Notes(the "Notes") of Interface, pursuant to a Convertible Subordinated Note Purchase Agreement, by and between the Registrant and Interface, dated as of June 28, 2000 (the "Note Purchase Agreement"). At the Registrant's option, or upon the occurrance of other events contained within the Notes' terms, the Notes are convertible into Interface Common Stock. The initial conversion price is $9.50 per share subject to adjustment upon the occurrence of certain events, including but not limited to stock splits, reverse stock splits and dividends paid on Interface Common Stock. The Note Purchase Agreement and the Note are attached to this Form 13D as Exhibit 2.1(C) and are incorporated by reference herein. The foregoing description of the terms of the Note Purchase Agreement and the Note is qualified in its entirety by reference to the full text of the Note Purchase Agreement, which includes a Form of Note.

               ITEM 4.       PURPOSE OF TRANSACTION

               (a) - (g)

               On June 28, 2000, Tumbleweed, Interface, and Maize Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Tumbleweed ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Interface such that Interface would become a wholly owned subsidiary of Tumbleweed (the "Merger"). Upon consummation of the Merger, Interface would become the surviving corporation (the "Surviving Corporation"), and shall continue to be governed by the laws of the State of Michigan and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. At the effective time of the Merger, each outstanding share of Interface Common Stock will be converted into the right to receive 0.264 of a share of common stock, par value $0.001 per share of Tumbleweed ("Tumbleweed Common Stock") (except that cash will be paid in lieu of fractional shares). If the Merger is consummated in accordance with the terms and conditions of the Merger Agreement, or upon the occurrence of certain other events as set forth in the Option Agreement, the Option will terminate.

          (h) - (j)

          Upon consummation of the Merger as contemplated by the Merger Agreement, the Interface Common Stock will be delisted from the Nasdaq Stock Market National Market System, and the Interface Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          The preceding summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 2.1 to this Schedule 13D, and which is incorporated herein by this reference.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b)

               The number of shares of Interface Common Stock covered by the Option is equal to 939,215, subject to certain adjustments for anti-dilution as set forth in the Option Agreement, which constitutes 19.9% of the issued and outstanding shares of Interface Common Stock on June 28, 2000.

               The number of shares of Interface Common Stock covered by the Notes is equal to 315,789, subject to certain adjustments as set forth in the Note Purchase Agreement, which constitutes 6.3% of the issued and outstanding shares of Interface Common Stock on June 28, 2000, without giving effect to the exercise of the Option.

               Prior to the exercise of the Option, Tumbleweed (i) is not entitled to any rights as a stockholder of Interface as to the shares covered by the Option, and (ii) disclaims any beneficial ownership of the shares of Interface Common Stock which are purchasable by Tumbleweed upon exercise of the Option because the Option is exercisable only in the limited circumstances set forth in the Option Agreement, none of which has occurred as of the date hereof. If either the Option were exercised, Tumbleweed would have the sole right to vote or to dispose of the shares of Interface Common Stock issued as a result of such exercise, subject to the terms of the Option Agreement. Prior to the conversion of the Notes, Tumbleweed is not entitled to any rights as a stockholder of Interface as to the shares issuable upon conversion of the Notes. If the Notes were converted, Tumbleweed would have the sole right to vote or to dispose of the shares of Interface Common Stock issued as a result of such conversion, subject to the terms of the Notes and the Note Purchase Agreement.


               (c) Other than as set forth in this Item 5, to the knowledge of Tumbleweed as of the date hereof, (i) neither Tumbleweed nor any subsidiary or affiliate of Tumbleweed nor any of Tumbleweed's executive officers or directors, beneficially owns any shares of Interface Common Stock, and (ii) there have been no transactions in the shares of Interface Common Stock effected during the past 60 days by Tumbleweed, nor to the knowledge of Tumbleweed as of the date hereof, by any subsidiary or affiliate of Tumbleweed or any of Tumbleweed's executive officers or directors.

               (d) No other person is known by Tumbleweed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Interface Common Stock obtainable by Tumbleweed upon exercise of the Option.

               (e)  Not applicable.

               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Certain stockholders of Interface collectively holding 83,081 shares of Interface Common Stock (representing approximately 1.76% of the currently outstanding Interface Common Stock) have entered into voting agreements, substantially in the form attached to this Schedule 13D as Exhibit C (the "Voting Agreement"), with Tumbleweed, pursuant to which such stockholders have agreed, among other things, to vote such shares of Interface Common Stock to approve the Merger Agreement and the transactions associated with it at the related special meeting of Interface stockholders. The foregoing description of terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated herein by this reference.

        The responses to Items 3, 4, 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

               ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

        2.1 Agreement and Plan of Merger, dated as of June 28, 2000, by and among the Registrant, Keyhole Acquisition Corp. and Interface Communications Corporation, together with exhibits thereto.

        (A) Form of Voting Agreement, by and among Registrant, Sub and certain stockholders of Interface.
        (B) Form of Stock Option Agreement, by and between Registrant and Interface.
        (C) Form of Convertible Subordinated Note Purchase Agreement, by and between Interface and the Registrant.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Tumbleweed Communications Corp.


Date: June 28, 2000                       By: /s BERNARD J. CASSIDY
                                              ----------------------------
                                              Name:  Bernard J. Cassidy
                                              Title: Vice President,
                                              General Counsel and Secretary





                                                                 SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS

                     OF TUMBLEWEED COMMUNICATIONS CORP.


        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tumbleweed. Unless otherwise indicated, each such person is a United States citizen, and the business address of each such person is 700 Saginaw Drive, Redwood City, CA 94063.

NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION
-------------------------          ----------------------------


Jeffrey C. Smith                Chairman, President and Chief Executive Officer
Donald N. Taylor                Vice President-International Sales
Donald R. Gammon                Vice President-North American Sales
Jean-Christophe D. Bandini      Chief Technical Officer
Shomit A. Ghose                 Senior Vice President-Operations
Kerry S. Champion               Senior Vice President-Product Development
Joseph C. Consul                Vice President-Finance and Chief
                                Financial Officer
Shinji Eura                     President-Tumbleweed Communications, K.K.
Robert A. Krauss                Vice President-Business Development
Mark R. Pastore                 Vice President-Corporate Development
Michael J. Earhart              Vice President-Corporate Marketing
Bernard J. Cassidy              Vice President, General Counsel and
                                Secretary
Timothy C. Draper               Director
Eric J. Hautemont               Director
David F. Marquardt              Director
Standish H. O'Grady             Director
Pehong Chen                     Director
Kenneth R. Klein                Director